# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aligos Therapeutics, Inc., CIK 0001799448
CUSIP: 01626L204
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: ONE CORPORATE DR., 2ND FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-002357
Filed by CIK 0001784547

## Reporting persons
- Woodline Partners LP: type of reporting person: partnership (PN), individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 239,362; shared voting power 0; sole dispositive power 239,362; shared dispositive power 0; aggregate amount beneficially owned 239,362 (4.4% of the class)
  Comment: Includes 62,000 shares of Voting Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: Aligos Therapeutics, Inc.
Address of issuer's principal executive offices: One Corporate Drive, 2nd Flood, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
This statement is filed by Woodline Partners LP ("Woodline Partners" or the "Reporting Person"), a Delaware limited partnership, and the investment adviser to Woodline Master Fund LP (the "Woodline Fund"), with respect to the shares of voting common stock, par value $0.0001 per share ("Voting Common Stock"), and shares of Voting Common Stock issuable upon exercise of warrants of Aligos Therapeutics, Inc. (the "Company") directly held by the Woodline Fund.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Voting Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of Woodline Partners is 4 Embarcadero Center, Suite 3450, San Francisco, CA 94111.
Citizenship: Woodline Partners is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 5,387,807 shares of Voting Common Stock outstanding as of March 2, 2026, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on March 5, 2026, and assumes the exercise of the warrants reported herein.
Percent of class: 4.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Woodline Partners LP: /s/ Erin Mullen, Erin Mullen, General Counsel & Chief Compliance Officer (05/15/2026)